Exhibit (e)(2)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Our Executive Compensation Program

The Compensation Committee is responsible for establishing, implementing and continually monitoring adherence to our compensation philosophy.  The Compensation Committee is currently composed of three non-employee directors. The Compensation Committee reviews the performance and compensation levels for executive officers and sets salary, bonus levels and stock option grants. The objectives of the Compensation Committee are to correlate executive compensation with our business objectives and performance, and to enable us to attract, retain and reward executive officers who contribute to our long-term success.

Throughout this prospectus, our Chief Executive Officer and Chief Financial Officer, as well as the other individual included in the 2008 Summary Compensation Table are referred to as the “named executive officers.”

Executive Compensation Philosophy

Our overall compensation program seeks to fairly and competitively compensate our named executive officers, as well as provide incentive compensation that aligns their interests with those of our stockholders.

The Compensation Committee believes that the compensation program for executive officers should be designed to retain and motivate talented executives responsible for the success of our company, and should be determined within the competitive environment within which our company is situated, based on our achievement of business objectives, individual contribution and our financial performance. The goals of the Compensation Committee are to provide a total compensation package that considers the compensation practices of companies with which we compete for executive officers, takes into account the achievement of financial and individual performance goals, and aligns the interests of the executive officers with those of our company by providing them with an equity stake in our company.

In furtherance of this philosophy, the Compensation Committee believes that the named executive officers should primarily be compensated through a competitive salary.  Incentive compensation, based on Company or individual achievement, is utilized to a limited extent.  Perquisites and personal benefits are kept to a minimum.

More specifically, the Compensation Committee believes that equity compensation is significant in that it aligns the interests of the named executive officers with those of shareholders, but annual grants are not necessary to achieve this goal.  The Compensation Committee reserves the right to award bonuses after the end of each fiscal year, to the extent it believes it appropriate.  In general, bonuses have been awarded infrequently.  However, in Fiscal 2008, cash bonuses were awarded to our named executive officers.

Peer Group

We do not compare our compensation arrangements to a formal peer group of companies since we do not believe that an adequate peer group exists for which compensation data is publicly available.  Most of the companies in our industry are privately held, so that there is limited, if any, financial data in the public domain regarding the performance of competing companies.

We continue to investigate whether there may be an appropriate peer group of similar companies for compensation purposes.  Currently, the Compensation Committee believes that Integrated Environmental Technologies (IET) and MSE Technology Applications, Inc. (MSE) may be sufficiently similar to us to be peer group companies.  Both IET and MSE are in the same industry as us, although IET offers a very different system from our technology (using a carbon rod plasma arc system whereas we use a plasma torch-based system). Both companies also are similar in size and development stage to us.

Objectives of Executive Compensation

Overall, our compensation program is designed to attract, retain, inspire and reward executive officers who contribute to our overall success. The specific objectives of our executive compensation program are to:

•

provide competitive total pay opportunities in order to attract, retain and motivate high-quality executive talent critical to our success;

•

pay for performance through compensation that emphasizes competitive, merit-based salary increases and de-emphasizes entitlements and perquisites;

•

create a mutuality of interest between executives and stockholders through a stock option program; and

•

focus the executives’ attention on overall corporate objectives as well as each executive’s specific operational objectives.

The Compensation Committee, together with the board of directors, sets our corporate goals and objectives, as well as objectives for each of the named executive officers.  At least annually, the Compensation Committee evaluates the CEO’s and the other named executive officers’ performance in light of these goals and objectives and takes this evaluation into account in setting their annual compensation.

Mr. Longo, our Chief Executive Officer, has an employment agreement with us.  Nevertheless, significant aspects of Mr. Longo’s compensation still are within the Compensation Committee’s ongoing discretion.  Any bonus and stock option grants are fully within the Compensation Committee’s discretion.  With respect to base salary, the agreement specifies Mr. Longo’s salary, but the Compensation Committee has discretion to increase it, as the Compensation Committee did in August 2007, when it increased Mr. Longo’s base salary from $185,000 to $210,000.

Executive Compensation Components

The compensation program for the named executive officers consists of the following three primary components:

•

base salary;

•

stock options; and

•

incentive bonus.

Base Salary.  We primarily compensate our named executive officers with a competitive base salary.  The Compensation Committee annually reviews and approves salaries for the named executive officers.  When setting salary levels, consideration is given to the executive’s overall responsibilities, professional qualifications, level of experience, individual performance, technical expertise and contribution to the business, and the combined value of these factors to our long-term performance and growth.  The Compensation Committee applies these factors based upon its discretion and judgment; no specific formula is applied to determine the weight of each factor.

Stock Options.  The Compensation Committee provides the named executive officers with long-term incentive compensation through grants of options to purchase our common stock.  Stock options align the interests of the named executive officers with those of our stockholders and provide the recipient with a significant incentive to manage our company from the perspective of an owner with an equity stake in the business.  The Compensation Committee believes that stock options directly motivate an executive to maximize long-term stockholder value.

Stock options are not granted annually, but at the discretion of the Compensation Committee.  When granting stock options, the Compensation Committee ties the number of stock options awarded to our company’s performance and to the individual contribution of the specific executive.  In practice, the Compensation Committee establishes a target option award for each named executive officer, based on the officer’s position, responsibilities, and historical and expected future contributions to our company.  The target award is then adjusted as appropriate to conform to actual company and individual performance.  In Fiscal 2008, stock options were granted to the named executive officers, as set forth in footnote 1 to the Summary Compensation Table.

Incentive Bonus.  Bonuses are awarded by the Compensation Committee in its discretion, based on a number of established criteria, including, but not limited to, performance and the gross sales for the year, as compared to the expectation for the year.  The possibility of an incentive bonus provides an additional incentive to maximize Company and individual performance.  In Fiscal 2008, cash bonuses were paid to the named executive officers, as set forth in the 2008 Summary Compensation Table based on 2007 performance.

The Compensation Committee is responsible for reviewing and approving bonuses for each named executive officer.  Our Chief Executive Officer’s bonus is determined by the Compensation Committee, in accordance with the terms of his employment agreement, without participation by him.  Bonus payments to the other named executive officers are determined by the Compensation Committee in consultation with our Chief Executive Officer.

The Compensation Committee determines the aggregate amount available for bonuses each year based on a number of established criteria, including, but not limited to, performance and the gross sales for the year, as compared to the expectation for the year.  Gross sales measures the growth of our business, both organically and through acquisitions, and provides an indication of future success.  The aggregate bonus pool is then allocated among eligible individuals based on:

•

the performance of the individual’s function measured against corporate goals; and

•

the individual’s individual performance during the year, measured against individual goals.

Although actual performance measured against pre-established goals is the key component in determining both company and individual performance, the Compensation Committee may exercise discretion when determining whether company and/or a named executive officer’s individual goals have been attained.

Other Policies and Practices Related to Our Executive Compensation Program

Benefits Upon Termination of Employment

The Compensation Committee believes that it is appropriate to provide key officers reasonable severance benefits in the event of certain terminations of employment.  Accordingly, Mr. Longo’s employment agreement provides for severance. We have also entered into severance and retention agreements with Messrs. Scanlon and Dechiaro.  These severance payments and additional termination benefits are described in more detail below under the heading “Potential Payments Upon Termination of Employment.”

Pension and Retirement Benefits

We maintain a 401(k) plan and provide employer matching contributions (subject to certain limitations) for employee contributions.  The named executive officers are also eligible to participate in the 401(k) plan.  Other than matching 401(k) contributions, we do not provide the named executive officers with any pension or other retirement benefits.

Perquisites and Other Personal Benefits

We provide the named executive officers with certain limited perquisites and personal benefits that we and the Compensation Committee believe are reasonable and consistent with the general practice of similarly situated companies.  These additional benefits do not, and are not intended to, comprise a significant portion of the named executive officers’ compensation.

In addition to participation in our health plan and 401(k) plan (including the receipt of matching contributions), which apply to the same extent as to other employees, we provide the named executive officers with directors and officers liability insurance and a monthly car allowance.

The personal benefits described above are included in the “All Other Compensation” column of the 2008 Summary Compensation Table below.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the annual tax deduction for compensation paid to each of the chief executive officer and any of the four highest paid other executive officers.  However, compensation that qualifies as performance-based compensation is deductible even in excess of $1 million.  The named executive officers’ salary and bonus currently are not anticipated to exceed $1 million.  Any compensation from stock options is expected to qualify as performance-based compensation and therefore be exempt from the Section 162(m) restrictions.

Nonqualified Deferred Compensation

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, adding Section 409A to the Internal Revenue Code, which changed the tax rules applicable to nonqualified deferred compensation arrangements.  A violation of these new rules could result in the imposition of a 20% penalty tax on the affected executives. We believe that we are operating in compliance with Section 409A and the Treasury Regulations thereunder.  The Compensation Committee, through its legal counsel, is monitoring compliance with Section 409A.

2008 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)	Bonus	All Other Compensation ($)	Total ($)

Joseph F. Longo
Chairman, Chief Executive Officer	2008	$210,000	8,700	$35,000 (2)	-	$253,700
and President	2007	191,731		-	-	$191,731

Peter J. Scanlon
Vice President, Chief Financial	2008	155,000	8,700	10,000 (2)	106,251 (3)	279,951
Officer, Treasurer and Secretary	2007	138,731			99,929	238,660

Ralph N. Dechiaro
Vice President of Business	2008	145,000	8,700	15,000 (2)	60,506 (4)	229,206
Development	2007	136,038			44,713	180,751

(1)

The amounts shown in this column include the amount that we expensed during Fiscal 2008 for the options granted in Fiscal 2008. Options granted in Fiscal 2008 vested immediately.  Messrs. Longo, Scanlon and Dechiaro each received options to purchase 7,500 shares in Fiscal 2008.  The aggregate number of options held by Messrs. Longo, Scanlon and Dechiaro as of October 31, 2008 are:  Mr. Longo, 332,500; Mr. Scanlon, 112,500; and Mr. Dechiaro, 50,500.  The assumptions used to determine the value of the stock option grants are set forth in Note 8 to the financial statements included elsewhere in this prospectus.

(2)

Represents a bonus paid in fiscal year 2008 based on 2007 performance.

(3)

Representing (i) a monthly automobile allowance of $1,300 ($15,600 annually), (ii) a monthly incentive payment of $4,800 ($57,600 annually), and (iii) 401(k) matching contributions of $33,051.  The incentive payment is a monthly amount paid as an additional incentive to the executive to remain in our employ, but which may be reduced or eliminated at any time.

(4)

Representing (i) a monthly automobile allowance of $1,700 ($20,400 annually), (ii) a monthly incentive payment of $1,250 per month ($15,000 annually) which expired April 2008, and (iii) 401(k) matching contributions of $32,606.

Employment, Severance and Retention Agreements

Messrs. Longo, Scanlon and Dechiaro have written agreements with us.

Mr. Longo’s employment agreement, or the CEO Agreement, was originally effective as of January 1, 2004 for a three-year term.  The CEO Agreement is automatically extended for one-year renewal terms unless Mr. Longo or we give written notice of non-renewal within 90 days before January 1.  The term of the CEO Agreement has been extended through 2009.  Under the CEO Agreement, Mr. Longo will serve as our Chief Executive Officer and President, with an annual base salary of $185,000, which was increased by the Compensation Committee to $210,000 on August 1, 2007.

In the event that Mr. Longo’s employment terminates, we will pay Mr. Longo (or, if applicable, his surviving spouse or, if none, his estate or other legal representative) any accrued but unpaid compensation, unreimbursed reasonable business-related expenses and any benefits or payments due under any of our benefit, fringe benefit or arrangement with respect to the period prior to such date of termination.  In addition, if Mr. Longo’s employment terminates for any reason other than death, Mr. Longo shall receive continued payment of his base salary and continued eligibility for benefits, both for six months following the date of termination.  If the termination is due to disability or is involuntary for any reason other than for cause, after the six-month severance period, Mr. Longo (and his surviving spouse) will receive additional termination benefits and lifetime reimbursement of gap medical insurance premiums to cover expenses not covered by Medicare or Medicaid.  On January 28, 2008, the parties executed an amendment to clarify provisions with respect to such agreement.  These severance payments and additional termination benefits are described in more detail below under the heading “Potential Payments Upon Termination of Employment.”

On December 1, 2005, we entered into an agreement with Mr. Dechiaro, pursuant to which we agreed to pay Mr. Dechiaro severance in the event that his employment involuntarily terminates other than for cause.  The severance payments equal four weeks of base salary for each year of service.  Mr. Dechiaro has been with us for seven years.  In addition, Mr. Dechiaro is entitled up to a maximum of 12 months of benefit continuation.  These severance payments are described in more detail below under the heading “Potential Payments Upon Termination of Employment.”

On November 20, 2008, we entered into a Retention Agreement with Mr. Scanlon, effective January 1, 2009. Such agreement was amended on February 19, 2009. Pursuant to this agreement, as amended, we paid Mr. Scanlon a lump sum payment of $144,353.85 on May 1, 2009.  In addition, we will continue to provide Mr. Scanlon and his spouse with health insurance coverage throughout the duration of his employment and for twelve months following the date of Mr. Scanlon’s termination of employment. Furthermore, we will (i) provide Mr. Scanlon and his spouse on a non-taxable basis with medical insurance and life insurance for five and eight years beginning May 1, 2009, respectively and (ii) release Mr. Scanlon from any and all claims arising out of his employment with us.

With respect to Mr. Scanlon’s rights under our 1995 Nonqualifying Stock Option Plan and 2000 Stock Option Plan, Mr. Scanlon’s termination of employment at any time after October 31, 2008 will be deemed to be a “retirement” as of such date of termination.  In the event of a change of control, as defined in such plans, if the successor company does not assume the stock options granted under such plans, Mr. Scanlon will receive a lump sum payment within 90 days of such event equal to the difference between the per share exercise price of each share of our common stock underlying options held by Mr. Scanlon and the per share consideration paid to shareholders of ours in connection with such change of control.  Mr. Scanlon had previously planned to retire, and announced his retirement to us, effective October 31, 2008.  However, we have subsequently agreed to retain Mr. Scanlon and Mr. Scanlon has agreed to defer his retirement.

Outstanding Equity Awards At Fiscal Year End 2008 Table

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date

Joseph F. Longo – Chairman, Chief Executive Officer and President	15,000 10,000 10,000 40,000 250,000 7,500	$2.400 0.930 2.030 5.625 6.000 1.730	10/31/2015 12/31/2012 12/13/2011 12/20/2010 11/01/2009 01/14/2018(1)

Peter J. Scanlon – Vice President, Chief Financial Officer, Treasurer and Secretary	15,000 30,000 15,000 25,000 20,000 7,500	2.400 2.300 2.030 5.625 6.000 1.730	10/31/2015 08/05/2015 12/13/2011 12/20/2010 11/01/2009 01/14/2018(1)

Ralph N. Dechiaro – Vice President of Business Development	15,000 25,000 3,000 7,500	2.400 1.900 3.000 1.730	10/31/2015 12/14/2014 02/20/2012 01/14/2018(1)

(1)

These options were granted on January 14, 2008.

There were no options exercised by any of our named executive officers in Fiscal 2008.

Potential Payments Upon Termination of Employment

Other than matching 401(k) contributions, we provide no pension benefits to our Named Executive Officers.  We do, however, have agreements with all of our Named Executive Officers providing severance payments.  In the event that Messrs. Longo, Scanlon and Dechiaro had terminated their employment on October 31, 2008, the last day of our fiscal year, they would have received the following severance benefits:

Name	Amount (including medical / health benefits)	Cash payment schedule

Joseph F. Longo	$115,000 (1)	$105,000 paid in a lump sum six months after termination of employment. (2) (3)

Peter J. Scanlon	$159,230 (4)	$139,230 paid in a lump sum within 180 days following termination of employment.(6)

Ralph N. Dechiaro	$106,923 (5)	$86,923 paid in a lump sum within 180 days following termination of employment. (6)

(1)

Representing $105,000 of cash severance, equal to six months of base salary and $10,000 of medical/health benefits continuation for 6 months, based on the current cost to us of providing such benefits.  Mr. Longo will receive the severance in the event of any termination, voluntary or involuntary, other than death.

(2)

The cash severance would be paid over the six-month severance period, but pursuant to Section 409A of the Internal Revenue Code no payments will be made until six months after the termination of employment.  The benefits continuation would be provided over the six-month period following the termination of employment.

(3)

Mr. Longo’s employment agreement provides that if his employment is terminated due to disability or he is involuntarily terminated for any reason other than for cause, he is entitled to additional termination benefits, including an annual payment of $97,500, beginning six months after termination of employment (after the severance period), for the remainder of his life.  If Mr. Longo is survived by his spouse, she will receive half of that amount ($48,750) for her life.  In addition, Mr. Longo (and his surviving spouse) will receive lifetime reimbursement of gap medical insurance premiums to cover expenses not covered by Medicare or Medicaid. The Compensation Committee granted these benefits to Mr. Longo in recognition of his services to us.  These additional termination benefits will not increase based on Mr. Longo’s years of service with us.  These entitlements are unfunded and Mr. Longo’s rights to these benefits are as an unsecured general creditor to us. On January 28, 2008, the parties executed an amendment to clarify provisions with respect to such agreement.  Had Mr. Longo been involuntarily terminated or terminated due to disability on October 31, 2008, we estimate that the total future payments associated with Mr. Longo’s additional termination benefits would be approximately $1,370,000.  This estimate is based on a 10.5 year life expectancy for Mr. Longo and a 16.0 year life expectancy for Mrs. Longo, based on their gender and current age, in accordance with the National Vital Statistics Reports, which is published by the U.S. National Center for Health Statistics.  In addition, we estimated annual cost per person for the lifetime reimbursement of gap medical insurance premiums to be $5,000, based on materials published on www.medicare.gov.

(4)

Although Mr. Scanlon’s severance agreement does not specify the form of payment, our intention and that of Mr. Scanlon is that the severance would be paid in a lump sum six months after the termination of employment.  The benefits continuation would be provided over the 12-month period following the termination of employment which would represent $139,230 of cash severance, equal to ten months of base salary (based on Mr. Scanlon’s entitlement to four weeks of base salary for each of his ten years of service with us) and $20,000 of medical/health benefits continuation for 12 months, based on the current cost to us of providing such benefits.  Mr. Scanlon would receive the severance in the case of any termination, voluntary or involuntary, other than for cause.  As discussed above under the heading “Employment, Severance and Retention Agreements”, on November 20, 2008, we entered into a Retention

Agreement with Mr. Scanlon, effective January 1, 2009. Such agreement was amended on February 19, 2009. Pursuant to this agreement, as amended, we paid Mr. Scanlon a lump sum payment of $144,353.85 on May 1, 2009. In addition, we will continue to provide Mr. Scanlon and his spouse with health insurance coverage for the duration of his employment and for twelve months following the date of Mr. Scanlon’s termination of employment.  Furthermore, we will (i) provide Mr. Scanlon and his spouse on a non-taxable basis with medical insurance and life insurance for five and eight years beginning May 1, 2009, respectively, and (ii) release Mr. Scanlon from any and all claims arising out of his employment with us.

Pursuant to the Retention Agreement, Mr. Scanlon’s termination of employment at any time after October 31, 2008 will be deemed to be a “retirement” as of such date of termination.  In the event of a change of control, as defined in such plans, if the successor company does not assume the stock options granted under such plans, Mr. Scanlon will receive a lump sum payment within 90 days of such event equal to the difference between the per share exercise price of each share of our common stock underlying options held by Mr. Scanlon and the per share consideration paid to our shareholders of ours in connection with such change of control.

(5)

Representing $86,923 of cash severance, equal to six months of base salary (based on Mr. Dechiaro’s entitlement to four weeks of base salary for each of his six years of service with us) and $20,000 of medical/health benefits continuation for 12 months, based on the current cost to us of providing such benefits.  Mr. Dechiaro will receive the severance in the event of an involuntary termination other than for cause.

(6)

Although Mr. Dechiaro’s severance agreement does not specify the form of payment, our intention and that of Mr. Dechiaro is that the severance would be paid in a lump sum within 30 days after the termination of employment.  We intend to amend the severance agreement to provide for this payment schedule.  The benefits continuation would be provided over the 12-month period following the termination of employment.

Director Compensation

The objectives for our non-employee director compensation program are to attract highly-qualified individuals to serve on our board of directors and align our directors’ interests with the interests of our shareholders.

In fiscal 2007, all independent directors received an annual retainer of $6,000 per year, plus an additional fee of $750 for each meeting attended in person and $350 for each meeting attended via teleconference or videoconference. The chairman of the Audit Committee received an additional fee of $4,000 per annum and all other members of the Audit Committee received an additional fee of $2,000 per year. The chairman of the Compensation Committee received an additional $2,000 per year and all other members of the Compensation Committee received an additional $1,000 per year. Upon being appointed to our board of directors, independent directors receive an initial option grant of 30,000 options, which options contain a three-year vesting period. Thereafter, each independent director receives an annual option grant of 15,000 options with an annual one-year vesting period.

For fiscal 2008, the Compensation Committee approved an increase in the directors’ compensation. Directors who were our officers and employees received no additional compensation for acting as directors.  All independent directors received an annual retainer of $10,000 per year, plus an additional fee of $2,000 for each meeting attended in person and $1,000 for each meeting attended via teleconference or videoconference.  The chairman of the Audit Committee received an additional fee of $6,000 per annum and all other members of the Audit Committee received an additional fee of $2,000 per year, plus each member of the Audit Committee received an additional fee of $1,000 for each meeting attended in person, or $500 for each meeting attended via teleconference or videoconference.  The chairman of the Compensation Committee received an additional $4,000 per year and all other members of the Compensation Committee received an additional $1,000 per year, plus each member of the Compensation Committee received an additional fee of $1,000 for each meeting attended in person and $500 for each meeting attended via teleconference or videoconference.  Upon being appointed to the board of directors, independent directors receive an initial option grant of 30,000 options, which options contain a three-year vesting period.  Thereafter, each independent director received an annual option grant of 15,000 options with an annual one-year vesting period.  All independent directors are reimbursed for out-of-pocket expenses.  No changes have been made to director compensation for fiscal 2009.

Our directors’ aggregate compensation for our 2008 fiscal year was as follows:

2008 Director Compensation Table

Name	Fees Earned or Paid in Cash 2008 ($)	Option Awards ($) (1)	Total

Joseph A. Equale (2)	$33,000	$6,150	$39,150

L. Scott Barnard (3)	$26,500	$6,150	$32,650

John J. Fitzpatrick (2) (4)	$29,500	$6,150	$35,650

Chase P. Withrow III	$25,987	$6,150	$32,137

(1)

The amounts shown in this column include the amount that we expensed during our 2008 fiscal year for the options granted 2008 fiscal year. Options granted in the 2008 fiscal year vested immediately.  Messrs. Equale, Fitzpatrick Withrow and Barnard each, as non-employee directors, received options to purchase 15,000 shares in 2008.  The aggregate number of options held by these persons as of October 31, 2008 are:  Mr. Equale, 99,000; Mr. Barnard, 84,000; Mr. Fitzpatrick, 84,000; and Mr. Withrow III, 60,000.  The assumptions used to determine the value of the stock option grants are set forth in Note 8 to the financial statements included elsewhere in this prospectus.

(2)

In December 2008, this individual notified us that he will not stand for reelection to our board of directors at our 2009 annual meeting of shareholders.

(3)

On October 17, 2008, Mr. Barnard resigned from the board of directors and from each committee thereof on which he served.

(4)

While Mr. Fitzpatrick remained as an audit committee member in the 2008 fiscal year, he also assumed the additional responsibility as Chairman of the Compensation Committee.

PRINCIPAL SHAREHOLDERS AND

STOCK HOLDINGS OF MANAGEMENT

The following table sets forth information with respect to beneficial ownership of our common stock as of June 13, 2009 by (i) each person or entity who is known by us to own beneficially 5% or more of the outstanding shares of our Common Stock, (ii) each director, (iii) each named executive officer (as identified in the 2008 Summary Compensation Table) and (iv) all current directors and executive officers as a group.  Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on a review of filing with the Securities and Exchange Commission and on information furnished to us by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Number of Shares (1)	Percent of Total (1)

Joseph F. Longo (2) (7)	1,556,398	6.6%

Peter J. Scanlon (3) (7)	112,500	*

Ralph N. Dechiaro (4) (7)	50,500	*

Chase P. Withrow III (7) (11)	66,864	*

Name and Address of Beneficial Owner	Number of Shares (1)	Percent of Total (1)

Joseph A. Equale (5) (7)	99,000	*

John J. Fitzpatrick (6) (7)	84,000	*

Northshore Asset Management, LLC (8) (9) c/o Arthur J. Steinberg, not individually but solely in his capacity as Receiver of Northshore Asset Management, LLC and related entities c/o King & Spalding LLP 1185 Avenue of the Americas New York, NY 10036	3,806,391	16.0%

Arthur J. Steinberg, not individually but solely in his capacity as Receiver of Northshore Asset Management, LLC and related entities (8) (9) c/o King & Spalding LLP 1185 Avenue of the Americas New York, NY 10036	3,806,391	16.0%

FB U.S. Investments, L.L.C. 1285 Sable Palms Drive Mobile, Alabama 36695 (10)	1,987,504	8.4%

All officers and directors as a group (6 persons)	1,969,262	8.3%

*   Represents less than one percent (1%).

(1)

The beneficial ownership is calculated based on 23,728,596 shares of our common stock outstanding as of June 13, 2009. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power.  In computing the number of shares beneficially owned by a person in the column and the percentage ownership of that person, shares of our common stock subject to options or warrants held by that person that were exercisable at or within 60 days of June 13, 2009 are deemed outstanding.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.  Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name.

(2)

Includes 332,500 shares subject to options that are currently exercisable and/or options that are exercisable within 60 days of June 13, 2009.

(3)

Includes 112,500 shares subject to options that are currently exercisable and/or options that are exercisable within 60 days of June 13, 2009.

(4)

Includes 50,500 shares subject to options that are currently exercisable and/or options that are exercisable within 60 days of June 13, 2009.

(5)

Includes 99,000 shares subject to options that are currently exercisable and/or options that are exercisable within 60 days of June 13, 2009.

(6)

Includes 84,000 shares subject to options that are currently exercisable and/or options that are exercisable within 60 days of June 13, 2009.

(7)

Address is 88 Danbury Road, Suite 2A, Wilton, Connecticut 06897.

(8)

Arthur J. Steinberg is the Receiver of Northshore Asset Management, LLC, a Delaware limited liability company, Saldutti Capital Management, L.P., a New York limited partnership, Ardent Research Partners, L.P., a New York limited partnership, and Ardent Research Partners, Ltd., an open-ended limited liability investment company incorporated under the International Business Companies Act, 1989 (as amended) of The Commonwealth of The Bahamas and certain other related entities (including The Astor Fund, L.P., a Delaware limited partnership).  You should read Footnote 9 to this table, which contains additional details as to these matters.  Of these shares of our common stock, (a) 3,558,347 are held by Northshore Asset Management, LLC for the benefit of The Astor Fund, L.P. (and The Astor Fund, L.P., is managed by Northshore Asset Management, LLC), (b) 120,772 shares are held by Ardent Research Partners, L.P., and (c) 127,272 shares are held by Ardent Research Partners, Ltd. Ardent Research Partners, L.P. and Ardent Research Partners, Ltd. are managed by Saldutti Capital Management, L.P.  Northshore Asset Management, LLC is the general partner of Ardent Research Partners, L.P. and owns Saldutti Capital Management, L.P.  Accordingly, (i) the Northshore Receiver may be deemed to share beneficial ownership and the power to dispose of and to vote all of the shares of our common stock beneficially owned by Northshore Asset Management, LLC, Ardent Research Partners, L.P., Ardent Research Partners, Ltd. and The Astor Fund, L.P., (ii) The Astor Fund, L.P. may be deemed to share beneficial ownership and the power to dispose of and to vote the 3,558,347 held by Northshore Asset Management, LLC, (iii) Saldutti Capital Management, L.P., may be deemed to share the beneficial ownership and the power to dispose of and to vote the 248,044 shares of our common stock beneficially owned in the aggregate by Ardent Research Partners, L.P. and Ardent Research Partners, Ltd., (iv) Ardent Research Partners, L.P. may be deemed to share the beneficial ownership and the power to dispose of and to vote 120,772 shares of our common stock, and (v) Ardent Research Partners, Ltd. may be deemed to share the beneficial ownership and the power to dispose of and to vote 127,272 shares of our common stock.  In addition, Mr. Steinberg also serves as the Receiver of an entity that owns 94% of the equity interests of Circle Trust Company.  Circle Trust Company is in a separate receivership proceeding.  You should read Footnote 4 to the table under the caption “Selling Securityholders” for additional information.  Mr. Steinberg expressly disclaims beneficial ownership of any shares of our common stock.  For a description of certain transactions that we engaged in with Northshore Asset Management, LLC and Ardent Research Partners, L.P., please see “Selling Securityholders – Descriptions of Private Placement Transactions in which the Selling Securityholders Received Their Securities.”

(9)

On February 16, 2005, upon application of the Securities and Exchange Commission, the United States District Court for the Southern District of New York entered an order appointing Arthur J. Steinberg to act as the temporary Receiver of Northshore Asset Management, LLC, Ardent Research Partners, L.P., Ardent Research Partners, Ltd., Saldutti Capital Management, L.P., and certain other related entities.  That court entered subsequent orders appointing Mr. Steinberg as the permanent Receiver of these entities.  Based on the powers granted to him pursuant to these and other orders entered by that court, Mr. Steinberg not individually, but solely in his capacity as the Receiver of Northshore Asset Management, LLC, Ardent Research Partners, L.P., Ardent Research Partners, Ltd., Saldutti Capital Management, L.P. and certain other related entities, whom we sometimes refer to in this prospectus as the Northshore Receiver, may be deemed to share beneficial ownership and have the shared power to vote and dispose of 3,806,391 shares of our common stock, held in the aggregate by Northshore Asset Management, LLC, Ardent Research Partners, L.P., Ardent Research Partners, Ltd. and the other entities described in Footnote 8 to this table.  You should read Footnote 8 to this table, which contains additional details as to these matters.  In addition, Mr. Steinberg also serves as the Receiver of an entity that owns 94% of the equity interests of Circle Trust Company.  Circle Trust Company is in a separate receivership proceeding.  On April 6, 2009, the United States District Court for the Southern District of New York entered an order approving and authorizing the Northshore Receiver to enter into an Amended and Restated Settlement Agreement, which we sometimes refer to as the Amended and Restated Settlement Agreement, and the Northshore Receiver and the Circle Receiver executed the same on April 8, 2009.  The Amended and Restated Settlement Agreement amended and restated the Settlement Agreement, dated as of May 25, 2006, between the Northshore Receiver and the Circle Receiver, which we sometimes refer to as the Settlement Agreement, and, pursuant to it the Northshore Receiver no longer has investment or voting control over the 989,000 shares of our common stock that the Circle Receiver may be deemed to beneficially own.  The Amended and

Restated Settlement Agreement continues the economic arrangements of the Settlement Agreement with regard to the sharing of the proceeds upon disposition of such 989,000 shares of our common stock.  You should read Footnote 4 to the table under the caption “Selling Securityholders” which contains additional details as to these matters.  In addition, on April 6, 2009, the United States Court for the Southern District of New York entered an order authorizing and permitting the Northshore Receiver to distribute 3,806,368 of the 3,806,391 shares of our common stock that may be deemed to be beneficially owned by the Northshore Receiver pursuant to the Northshore Receiver’s Equitable Plan of Distribution which was approved by order dated July 31, 2006, of the United States District Court for the Southern District of New York, as such plan may be amended from time to time, to certain partners, members, stockholders, investors, interest holders and/or creditors of Northshore Asset Management, LLC, Saldutti Capital Management, L.P., Ardent Research Partners, L.P. and Ardent Research Partners, Ltd.  Any such distribution will be made under this prospectus.  Mr. Steinberg expressly disclaims beneficial ownership of any shares of our common stock.  For a description of certain transactions that we engaged in with Northshore Asset Management, LLC and Ardent Research Partners, L.P., please see “Selling Securityholders – Descriptions of Private Placement Transactions in Which the Selling Securityholders Received Their Securities”.

(10)

Includes 458,336 warrants that are exercisable within 60 days of June 13, 2009.

(11)

Includes 60,000 shares subject to options that are currently exercisable or that are exercisable within 60 days of June 13, 2009.  Includes 3,425 common shares owned by Mr. Withrow’s wife for which Mr. Withrow disclaims beneficial ownership.